Mail Stop 4561

June 2, 2006

Daniel P. McHugh
Chief Financial Officer
The Student Loan Corporation
750 Washington Boulevard
Stamford, CT 06901
Via Mail and Facsimile (203)

**Re:     The Student Loan Corporation**
**Form 10-K for the Fiscal Year ended December 31, 2005**
**Form 10-Q for the Fiscal Quarter ended March 31, 2006**
**File No. 001-11616**

Dear Mr. McHugh:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2005

Financial Statements

Consolidated Statement of Income, page 36

1. We note that you present a sub-total "total revenues, net" that includes net interest income, gains on loans securitized, gains on sale of loans, and fee and other income. Please tell us whether you believe that your financial statements should be presented in compliance with Article 5 or Article 9 of Regulation S-X. Tell us how you believe that the components of and subtotal "total revenues, net" is in compliance with the

Article and Rules of Regulation S-X to which you believe is applicable to your presentation.

2. We note your disclosure on page 51 that your fee and other income line item includes servicing asset amortization and servicing asset and residual interest impairments. Please tell us your basis, including the specific guidance upon which you rely, for including impairment charges and amortization expense to arrive at a net revenues sub-total.

3. We note your disclosure on page 59 that in the second quarter of 2005, you completed a tender offer to purchase the notes of one of its trust and extinguished that trust resulting in an extraordinary gain of $5.5 million. Please tell us how you determined that this transaction met the criteria for classification as an extraordinary item. Based upon the nature of your business activities, which include borrowings and securitizations to fund your operations, it is not clear how the extinguishment of a securitization trust is clearly unrelated to your ordinary and typical activities. Refer to paragraphs A4 – A6 of SFAS 145 and paragraphs 19 – 24 of APB Opinion 30.

Notes to Consolidated Financial Statements

Note 1 - Significant Accounting Policies, page 40

Revenue Recognition, page 40

4. We note your disclosure that you began applying the interest method on a loan-by-loan basis for CitiAssist Loan insurance costs and origination costs on FFEL Program loans with first disbursements on or after April 1, 2005. Please provide us with your analysis of how you determined that applying the interest method on an aggregate loan pool basis for loans disbursed prior to April 1, 2005 materially approximates the interest method.

5. Please tell us your basis for including CitiAssist Loan insurance costs as a yield adjustment of the loans, including the specific guidance upon which you rely.

Allowance for Loan Losses, page 41

6. Please tell us and in future filings disclose the terms of the credit risk insurance coverage and any risk-sharing agreements with third parties related to your CitiAssist loans. Clarify if insurance and risk-sharing is provided on a pooled-loan basis or on an individual-loan basis.

Agreements and Other Derivatives, page 56

7.  We note your disclosure that no hedge ineffectiveness was recognized in earnings related to your interest rate swap agreements designated as cash flow hedges in 2004. Please tell us whether you used the short-cut method or the "matched terms" approach for assuming no ineffectiveness for any of your hedging relationships that qualified for hedge accounting treatment under SFAS 133 during the periods presented. If so, tell us how you determined that the hedging relationship met each of the conditions in paragraph 68 or 65 of SFAS 133. In your analysis, please include the specific terms of the hedged item and hedging instrument, including any embedded options, caps, or floors such as those included in your long-term borrowings as of December 31, 2004 and 2005 for which the interest rate payable is the higher of LIBOR or strike rate.

**\*\*\*\*\***

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Daniel P. McHugh
The Student Loan Corporation
July 25, 2006
Page 4


       You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or me at
(202) 551-3449 if you have questions.


                                        Sincerely,


                                        Joyce Sweeney
                                        Accounting Branch Chief